manatt manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

May 12, 2021

Via EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Shapiro, Ms. Brillant, Ms. Beech and Ms. Peyser, Office of Trade & Services

Re:	Digital Brands Group, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 11, 2021
CIK No. 0001668010

Dear Mr. Shapiro, Ms. Brillant, Ms. Beech and Ms. Peyser:

On behalf of our client, Digital Brands Group, Inc. (the “Company”), we hereby file Amendment No. 5 to the Company’s Registration Statement on Form S-1 (the “Amendment No. 5”). Amendment No. 5 is filed to provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated May 11, 2021 (the “Staff’s Letter”) relating to the Company’s Amendment No. 4 to Registration Statement on Form S-1 as submitted with the Commission on May 11, 2021. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 5. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 5.

Amendment No. 4 to Registration Statement on Form S-1 Filed May 11, 2021

Description of Capital Stock

Anti-Takeover Provisions and Choice of Forum, page 106

1.            Disclose the super-majority vote required to amend your Bylaws.

Response: The Company’s Form of Sixth Amended and Restated Charter and Form of Amended and Restated Bylaws attached as Exhibits 3.3 and 3.5, respectively, to the Registration Statement have been amended to reflect a simple majority vote required to amend the Company’s Bylaws.

manatt manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

Choice of Forum, page 107

2.            We note the exclusive forum provision in your second amended and restated certificate of incorporation provides that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, yet your disclosure in this section states that the exclusive forum provision does not apply to the Securities Act. Please revise for consistency with your charter. In addition, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, please also revise your risk factor on page 36 to affirmatively state that there is uncertainty as to whether a court would enforce such provision.

Response: Per the SEC’s Comment, the Registration Statement has been revised accordingly.

Digital Brands Group, Inc. Consolidated Financial Statements, page F-1

3.            We note per the summary on page 6 that immediately prior to the effective date of this offering, all shares of outstanding preferred stock will be converted into shares of common stock on a one-for-one basis, and then split in a 1-for-15.625 reverse stock split. Please revise your financial statements to give retroactive effect to the change in capital structure pursuant to SAB Topic 4:C. Please also ensure that the disclosures throughout the filing are consistently presented to give retroactive effect to these changes.

Response: In response to the Commission's comment #3, the Company has updated its historical financials - where applicable - to reflect the reverse split on outstanding shares of common stock, which effective on the date of the proposed initial public offering. With respect to outstanding preferred shares, the Company incorporated a disclosure in the applicable financial statements that notes proportional adjustments to existing conversion ratios will be made for each series of outstanding preferred stock. This presentation / methodology was discussed with a representative of the Commission Staff and has been similarly used in recent filings that have been approved by the Commission (e.g., Hoth Therapeutics, Inc.).

Report of Independent Registered Public Accounting Firm, page F-2

4.            Please ensure that your auditors revise their report to reference the above changes in capital and to dual-date their opinion in accordance with paragraph .05 of PCAOB Auditing Standard 3110.

Response: Per the SEC’s Comment, the auditor’s report has been revised accordingly.

manatt manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

Note 7: Liabilities and Debt, page F-22

5.            We note per your revised disclosure in Footnote 7 that the facility due date was extended to December 31, 2022 "with certain payments due prior to such date upon the occurrence of contingent events defined by the amended agreement." Please expand your disclosure to explain in detail "certain payments" and "the occurrence of contingent events." Your revised disclosure should be consistent with the information provided in the Liquidity and Capital Resources discussion on page 73.

Response: Per the SEC’s Comment, the Registration Statement has been revised accordingly.

Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (714) 371-2501.

Sincerely,

/s/ Thomas Poletti

Thomas Poletti

cc:	John Hilburn Davis, Chief Executive Officer

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